UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

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Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN PETROLEUM CORPORATION –

PETROBRAS
(Translation of registrant’s name into English)

Commission File Number 333-14168 PETROBRAS INTERNATIONAL FINANCE COMPANY (Exact name of registrant as specified in its charter) Not Applicable (Translation of registrant’s name into English)
Avenida República do Chile, 65 20035-900 – Rio de Janeiro – RJ, Brazil (55-21) 3224-4477 (Address of principal executive offices)	Petrobras International Finance Company 4th Floor, Harbour Place 103 South Church Street George Town, Grand Cayman Cayman Islands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ( No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. – PETROBRAS and Petrobras International Finance Company (Amendment #3 to Form F-3 No. 333-118644 and Amendment #2 to Form F-3 No. 333-92044) and its accompanying prospectus supplement dated as of September 29, 2006.

Exhibits

Exhibit 5.1 – Opinion of the General Counsel of Petróleo Brasileiro S.A. - Petrobras

Exhibit 5.2 – Opinion of Walkers

Exhibit 5.3 – Opinion of Cleary Gottlieb Steen & Hamilton LLP

Exhibit 23.1 – Consent of DeGolyer and MacNaughton

Exhibit 23.2 – Consent of Petróleo Brasileiro S.A. - Petrobras (included in Exhibit 5.1)

Exhibit 23.3 – Consent of Walkers (included in Exhibit 5.2)

Exhibit 23.4 – Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.3)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. - PETROBRAS
Date: October 3, 2006	By /s/ Almir Guilherme Barbassa

PETROBRAS INTERNATIONAL FINANCE COMPANY
Date: October 3, 2006	By /s/ Sérvio Túlio da Rosa Tinoco

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